November 19, 2014

VIA EDGAR SUBMISSION

Mr. John Cash

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Great Lakes Dredge & Dock Corporation

Form 10-K for the year ended December 31, 2013

Filed March 11, 2014

Definitive Proxy of Schedule 14A

Filed April 7, 2014

File No. 1-33225

Dear Mr. Cash:

As Senior Vice President and Chief Financial Officer of Great Lakes Dredge & Dock Corporation (“Great Lakes” or the “Company”), I am responding to the comments contained in the letter dated November 5, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) to me. To facilitate your review, the Staff’s comments in the Comment Letter are set forth below in bold type and the Company’s corresponding response appears below each of them in ordinary type.

Form 10-K for the year ended December 31, 2013

Liquidity and Capital Resources, page 51

1.	We note the line item on your Statement of Cash Flows in investing activities titled “proceeds from vendor performance obligations.” Please tell us and show us how you will enhance future disclosures to explain what this amount relates to, how you account for these performance obligations, and why you have classified payments related to these obligations within investing activities.

Mr. John Cash

United States Securities and Exchange Commission

November 19, 2014

Response:

As set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”), the Company and a shipyard that was building a vessel under specifications for the Company terminated their agreement and the Company received cash from a letter of credit provided by the shipyard. The following disclosure contained in Note 12 – Commitments and Contingencies in the Form 10-K describes this matter and the related transactions (excerpted numbers in thousands).

In 2012, the Company contracted with a shipyard to perform the functional design drawings, detailed design drawings and follow on construction of a new Articulated Tug & Barge (“ATB”) Trailing Suction Hopper Dredge. In April 2013, the Company terminated the contract with the shipyard for default and the counterparty sent the Company a notice requesting arbitration under the contract on the Company’s termination for default, including but not limited to the Company’s right to draw on letters of credit that had been issued by the shipyard as financial security required in the contract. In May 2013, the Company drew upon the shipyard’s letters of credit related to the contract and received $13,600. Arbitration proceedings were initiated. In January 2014, the Company and the shipyard executed a settlement agreement pursuant to which the Company retained $10,500 of the proceeds of the financial security and remitted $3,100 of those funds to the shipyard, all other claims were released, and the arbitration was dismissed with prejudice.

In 2013, the $13,600,000 received from the Company’s draw of the shipyard’s letters of credit was accounted for as liability and recorded in Long Term Liabilities—Other while the arbitration was in process and resolution was uncertain. Upon settlement in 2014, the amount retained by the Company was reclassified to the Property and Equipment—Net line on the balance sheet and the balance of the cash held was remitted to the shipyard in accordance with the terms of settlement. In accounting for this transaction, the Company relied upon the guidance in Accounting Standards Codification (“ASC”) 605-50 — Revenue Recognition—Customer Payments and Incentives. Specifically, we looked at ASC 605-50-45-12:

Cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of cost of sales when recognized in the customer’s income statement.

In addition, the Company considered the non-authoritative guidance provided by the AICPA in TIS Section 2210—Fixed Assets, .28 Accounting for Certain Liquidated Damages which provides the following, in part:

Mr. John Cash

United States Securities and Exchange Commission

November 19, 2014

Inquiry—“Liquidated damages” represent contractual payments to a buyer of property, plant, and equipment (PP&E) for the nondelivery or noncompletion of construction of PP&E by a stated completion date. The amount is specified in advance by contract—for example, a stated amount per day of delay—rather than a computation of actual losses of the buyer caused by the delay. Liquidated damages are negotiated to represent compensation for a reasonable estimate of the buyer’s costs associated with a delay. Liquidated damages are specified in advance in order to eliminate the need for possibly contentious after-the-fact negotiations about actual costs incurred. How should a buyer of PP&E account for liquidated damages, as defined above?

Reply—Because the buyer does not provide the payer of the damages with an identifiable benefit in exchange for the payment, a buyer typically records liquidated damages as a reduction of the payments it has made to the vendor for the PP&E (that is, a reduction of the cost of the PP&E). Amounts of liquidated damages in excess of the total cost of PP&E would be recognized by the buyer as income.

The basis for this reply is Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605-50. The underlying principle in FASB ASC 605-50 is that unless the customer provides the vendor with an identifiable benefit, the payment received from the vendor is a reduction of the purchase price of the goods purchased from the vendor—that is, a return of amounts paid.

Given the various guidance referenced above, and based on the fact that the vendor did not receive a separate identifiable benefit related to the cash consideration, the Company determined that the proceeds from the vendor should be recorded as a reduction of the costs of the construction of the vessel performed by the shipyard, and, therefore, recorded the cash retained as a reduction of Property and Equipment—Net in the period of final settlement.

On the Statement of Cash Flows, the Company determined that an offset of Purchases of Property and Equipment would be less meaningful to the reader, so we separately presented the cash received in 2013 as Proceeds from Vendor Performance Obligations as an investing activity since the cash receipt was directly related to capital expenditures. When a portion of the cash was returned to the shipyard in 2014, the Company presented a cash outflow in the same category on our Quarterly Report on Form 10-Q for the three months ended March 31, 2014.

The Company has no further contractual relationship with this vendor and as such, no further cash flows are anticipated in this arrangement that would warrant incremental future disclosure. In future filings, the Company will continue to provide a similar disclosure as provided in the Form 10-K and will provide a cross-reference to the notes to the consolidated financial statements for the reader on our Statement of Cash Flows.

Mr. John Cash

United States Securities and Exchange Commission

November 19, 2014

Notes to the Consolidated Financial Statements

Note 11. Retirement Plans, page 88

2.	Your disclosures indicate that you contribute to various multi-employer pension plans and that information available to you about these plans is generally dated. ASC 715-80-50 requires various disclosures for multiemployer pension plans based on the most recently available information through the date at which you evaluated subsequent events. Please revise your future filings to include the disclosures required by ASC 715-80-50 and show us what these disclosures would have looked like if they had been provided in your December 31, 2013 financial statements.

Response:

In 2013, the Company contributed to various multiemployer plans primarily through three separate subsidiaries, Great Lakes Dredge & Dock Company, LLC, NASDI, LLC and Yankee Environmental Services, LLC (“Yankee”). In the fourth quarter of 2013, the management team proposed, and the Board of Directors approved, a plan to sell our historical demolition business. NASDI, LLC and Yankee were a part of the historical demolition business disposal group and classified in discontinued operations for all periods presented in the Form 10-K. Please refer to Note 14 – Business Combinations and Dispositions in the Form 10-K for more information on our discontinued operations.

The disclosure in Note 11 – Retirement Plans in the Form 10-K relates to our continuing operations. The disclosures for multiemployer pension plans required under ASC 715-80-50 were evaluated for our continuing operations. Narrative descriptions of these multiemployer plans were disclosed as required by 50-4, but the continuing operations had no individually significant multiemployer plan or any significant changes that affected comparability that would require tabular disclosure of plan information under ASC 715-80-50-5 through 50-8.

For the year ended December 31, 2013, the Company contributed $3,870,000 to all of the multiemployer plans that provide pension benefits in our continuing operations. None of these plans was individually significant. For the years ended December 31, 2012 and 2011, the Company contributed $3,447,000 and $2,665,000 to these same plans. The Company will include disclosures related to the multiemployer pension plans in future filings, if material.

Mr. John Cash

United States Securities and Exchange Commission

November 19, 2014

3.	Please show us how you will revise your future filings, including your interim filings on Form 10-Q, to provide an update regarding any potential withdrawal liability associated with multiemployer pension plans as a result of the sale of your demolition segment during the second quarter of 2014. Please refer to ASC 715-80-50-2.

Response:

As set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, the Company completed the sale of NASDI, LLC and Yankee, which together comprised the Company’s historical demolition business, to a privately owned demolition company on April 23, 2014. The divestiture was effected as a sale of the membership interests of NASDI, LLC and Yankee to a bona fide purchaser. The Company has concluded that no withdrawal liability would be incurred as a result of the divestiture, as NASDI, LLC and Yankee continue to exist and the divestiture did not cause any change in their obligations to contribute to their existing multiemployer pension funds.

ASC 715-80-50-2 provides, in relevant part, that:

An employer shall apply the provisions of Topic 450 – Contingencies to its participation in a multiemployer plan if it is either probable or reasonably possible that … the following would occur:

a. An employer would withdraw from the plan under the circumstances that would give rise to an obligation.

Having concluded that the circumstances of the divestiture did not cause a withdrawal with respect to any of NASDI, LLC’s or Yankee’s multiemployer pension plans, we believe that additional disclosures are not required to be presented in future filings regarding potential withdrawal liability associated with multiemployer pension plans as a result of the sale of the historical demolition business.

Mr. John Cash

United States Securities and Exchange Commission

November 19, 2014

Definitive Proxy Statement on Schedule 14A

Role of Compensation Consultant, page 36

4.	You disclose that the compensation committee worked with the compensation consultant to perform a competitive analysis of executive compensation, among other things. We also note disclosure on page 38 related to the determination of base salaries, where you state that you seek to maintain base salaries “competitive with the marketplace.” Please tell us, and in future filings disclose, what levels of executive compensation as compared to your peer group, and the market place in general, the compensation committee considers being competitive and whether you engage in benchmarking of compensation.

Response:

In setting 2013 compensation for the Company’s named executive officers, the Committee did not target specific levels of executive compensation as compared to our peer group and did not engage in “benchmarking,” as that term is used for purposes of Item 402(b)(2)(xiv) of Regulation S-K.

Question 118.05 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations provides guidance regarding the meaning of the term “benchmarking” in the context of Item 402(b)(2)(xiv). Question 118.05 provides that a company benchmarks when it uses “compensation data about other companies as a reference point on which —either wholly or in part —to base, justify or provide a framework for a compensation decision.” Pursuant to Question 118.05, benchmarking “would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices.” Applying this guidance, the Company does not believe that the Committee engaged in benchmarking that requires disclosure pursuant to Item 402(b)(2)(xiv).

Mr. John Cash

United States Securities and Exchange Commission

November 19, 2014

As noted on page 38 of our 2013 Proxy Statement, the Compensation Committee “consider[s] a variety of factors” in accordance with its goal of “maintain[ing] base salaries that are competitive with the marketplace” including the consideration of the “salaries of executives in similar positions in our peer group[.]” The competitive analysis of peer group executive compensation is aggregated by the compensation consultant and presented to the Compensation Committee in summary form. The Compensation Committee reviews the aggregated data to obtain a general understanding of current compensation practices in our peer group and as a market check that GLDD’s pay practices are generally competitive and fulfill the Compensation Committee’s stated goal of attracting and retaining GLDD’s named executive officers. Because the Compensation Committee does not undertake a formal benchmarking process, reviews aggregated data, and does not target compensation against a specific level, we believe that no further disclosure is required. With regard to the statement on page 38 of the 2013 Proxy Statement regarding maintaining base salaries “competitive with the marketplace,” we will, if true, modify this sentence in future filings to remove the implication that salaries for our named executive officers are set through the use of a benchmarking or targeted against a specific level as compared to our peer group.

Annual Bonus Incentive, page 39

5.	Supplementally, please provide us with the specific factors the Compensation Committee considered when materially increasing the annual bonus for each of Mr. Berger, Mr. Steckel, and Ms. Waryjas. For example, please describe the “respective accomplishments in connection with remediation of the material weakness in [y]our demolition business” for each of these named executive officers. To the extent necessary, please revise your future filings accordingly.

Response:

As more fully described in the proxy statement, incentive awards are determined based on both quantitative and qualitative facts. Specifically, on page 41 of the proxy statement, we disclosed that the Compensation Committee’s decision is based, in part, upon “a qualitative evaluation of the executive’s individual contribution to overall company performance” and that the Committee utilizes “subjective judgment” to adjust annual bonuses “based on achievement of certain qualitative goals.”

Mr. John Cash

United States Securities and Exchange Commission

November 19, 2014

The significant factor considered by the Committee for 2013 for each of Mr. Berger, Mr. Steckel and Ms. Waryjas was the progress made towards remediation of the previously disclosed material weakness in our demolition segment at the time that the Committee made its determination of annual bonus amounts for such individuals. These evaluations were subjective and retrospective and focused on a number of factors, including individual tasks accomplished, teamwork, leadership, and inventiveness in the area of the individual’s scope of responsibility. None of these individual considerations were weighted, nor was there any identifiable direct correlation between any one factor or objective and the bonus determination for any executive. The Committee recognized the importance of the remediation effort to the Company and the role that each executive played in this team effort.

To the extent that the Compensation Committee exercises its discretion to materially increase the annual bonus for a named executive officer, we will include in future filings the material factors considered by the Compensation Committee.

Mr. John Cash

United States Securities and Exchange Commission

November 19, 2014

* * * * *

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Mark W. Marinko
Name:	Mark W. Marinko,
Title:	Senior Vice President and Chief Financial Officer

cc:	Jonathan W. Berger
Maryann Waryjas, Esq.